SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549

				FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 		333-8023

Florida Coast Paper Company L.L.C.
(Exact name of registrant as specified in its charter)

600 U.S. Highway 98 West, Port St. Joe, FL 32456
Telephone: 850-227-1171
(Address,including zip code,and telephone number,including area code,of registrant's principal executive offices)

12 3/4% Series A First Mortgage Notes due June 1, 2003
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[  ]	Rule 12h-3(b)(1)(ii)	[  ]
Rule 12g-4(a)(1)(ii)	[  ]	Rule 12h-3(b)(2)(i)	[  ]
Rule 12g-4(a)(2)(i)	[  ]	Rule 12h-3(b)(2)(ii)	[  ]
Rule 12g-4(a)(2)(ii)	[  ]	Rule 15d-6		[  ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the
certification or notice date:	10

Pursuant to the requirements of the Securities Exchange Act of 1934 Florida Coast Paper Company L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:	February 26, 1998	BY:/c/  Randolph Read
			                    	Name:   Randolph Read
			  	                  Title:  Senior Vice President